February 5, 2024

Via EDGAR

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:   Mr. Ruairi Regan

   Mr. James Lopez

Re:	American Healthcare REIT, Inc. Registration Statement on Form S-11 File No. 333-267464

Acceleration Request
Requested Date: February 6, 2024
Requested Time: 4:00 P.M. Eastern Time

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of American Healthcare REIT, Inc. (the “Company”) that the effective date of the Company’s Registration Statement on Form S-11 (File No. 333-267464) be accelerated to February 6, 2024 at 4:00 p.m. Eastern Time or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: January 29, 2024 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 3,604 copies were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

BofA Securities, Inc.
Morgan Stanley & Co. LLC

As Representatives of the Underwriters

BofA Securities, Inc.

By:	/s/ Gray Hampton
Name: Gray Hampton
Title: Vice Chairman

Morgan Stanley & Co. LLC

By:	/s/ Doris Lo
Name: Doris Lo
Title: Executive Director

[Signature page to Acceleration Request]